UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TIM HORTONS INC.

(Exact name of the registrant as specified in its charter)

Canada	001-32843	98-0641955
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

874 Sinclair Road, Oakville, ON, Canada	L6K 2Y1
(Address of principal executive offices)	(Zip Code)

Jill E. Sutton, (905) 845-6511

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01: CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.02, is publicly available at http://www.timhortons.com/ca/en/about/filings.html.

Item 1.02: EXHIBIT

The Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TIM HORTONS INC.

Date: June 2, 2014	By:	/s/ Jill E. Sutton
Jill E. Sutton Executive Vice President, General Counsel and Secretary